FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 26, 2012

PETROBRAS ARGENTINA S.A.
 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22
(1084)  Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

DISCOVERY OF OIL AND GAS IN THE PROVINCE OF SANTA CRUZ

Buenos Aires, June 26, 2012 – Petrobras Argentina S.A. (Buenos Aires: PESA; NYSE: PZE) announces the discovery of a new oil and gas field in Estancia Agua Fresca concession area, located in the province of Santa Cruz.

The discovery was made while drilling La Cancha Austral x-1 exploration well, located approximately 230 km northwest of the city of Río Gallegos, at a depth of 3020 meters.

Preliminary test results indicate the presence of gas and 52° API oil, with estimated reserves of approximately 6 million barrels of oil equivalent.

La Cancha is the second discovery within the concession area which also includes the Agua Fresca field, with a current daily production of 473 cubic meters of oil and 90 thousand cubic meters of gas.

Petrobras Argentina is the operator of the consortium for the exploitation of the newly discovered field, which consortium is also composed of Compañía General de Combustibles S.A., both companies holding a 50% interest each.
www.petrobras.com.ar
(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 06/26/2012 By: /s/ Daniel Casal Name: Daniel Casal Title: Attorney	By: /s/ Luis M. Sas Name: Luis M. Sas Title: Attorney